
SALAZAR
GATE ELEVEN VODKA
GATE ELEVEN GIN
P
P
P

DISTILLERS OF AWARD-WINNING GIN | VODKA | RUM | AGAVE SPIRITS | ABSINTHE | WHISKEY
LOCATED INSIDE THE HISTORIC CHATTANOOGA CHOO CHOO

INVEST IN **GATE 11 DISTILLERY**

Craft Spirits for Craft Cocktails

gate11distillery.com Chattanooga, TN

Alcohol & Vice | Retail | Distillery & Vineyards

Highlights

1. Our five year old distillery is located within the iconic Chattanooga Choo Choo Terminal Station
2. Grown revenues to almost $50k/mo with minimal marketing spend and now ready for distribution growth
3. Our Gin has won Double Gold twice at the SF World Spirits Competition and Gold at UK Gin Masters
4. Our Vodka has won Double Gold and our Agave Blanco Silver at the SF World Spirits Competition
5. Multiple revenue streams: tours, tastings, bottle and cocktail sales, distribution and private label
6. Featured often in Chattanooga Times Free Press
7. Nominated Best New Craft Distillery by USA Today

Featured Investor

Gordon E. Webb
Syndicate Lead

Follow

Invested $26,000

"All Gate 11 products are of the highest quality. But, Gate 11 Gin is simply the finest my wife and I have ever tasted -- and we have a cabinet full of other gins from all over the world. This should not be surprising, given the string of international spirits awards won by Gate 11 Gin over the past several years. Gate 11 Vodka is also an excellent award winning spirit. And I particularly like the over-proof rum. It only makes common sense to invest in products that one fully understands and appreciates, that is also the very best in its field."

Our Team



William Lee
Founder and Master Distiller

Veteran distiller and R&D engineer excels at using innovative processing approaches with hand-built pot, column and vacuum stills to create amazing distilled spirits. Bill won his first Double Gold at San Francisco Competition in 2003.



Wanda Lee
Distiller and Botanical Formulator

Wanda created the unique botanical formulation for award-winning Gate 11 Gin and distills both gin botanicals and absinthe spirits. Wanda's keen palette has been an essential element in development of all Gate 11 products.



Tavis Salazar
Creative Director and Owner

Specializing in branding, Tavis focuses on crafting standout designs, from packaging and labels to cohesive strategies. His work includes naming, private label development, and storytelling, blending artistry with innovation to elevate craft distillation.



Chatt Taste Food Tour Market Liasion

Local foodie, tastemaker, and curator; Briana manages socials promotions and also conducts distillery tours and tastings at Gate 11.

Award-Winning Chattanooga Distillery Ready for Expansion


11
OUR STORY
DISTILLED AND BOTTLED IN CHATTANOOGA,TN

We started our distilled spirits journey five years ago in Chattanooga's iconic train station. Since then, we have created a remarkable portfolio of award-winning spirits and brands. Now we invite you to join us as we continue this journey by sharing them throughout the Southeastern region and beyond.


GATE ELEVEN GIN
11
GATE ELEVEN
DISTILLERY
INFÂME
GATE ELEVEN VODKA

ACCOLADES

DISTILLED AND BOTTLED IN CHATTANOOGA,TN

In our opening year, we were nominated by USA Today as Best New Craft Distillery. Since then we have earned numerous national and international awards across all product lines. Our amazing gin ranks among the best in the world based upon recent awards at the San Francisco World Spirits and UK Gin Masters competitions. Our offerings include: vodka, gin, rum, absinthe, agave...


GATE ELEVEN GIN
GATE ELEVEN VODKA
P
INFÂME
II
SALAZAR
2020 GOLD WINNER
2020 GOLD WINNER

DRY GIN
San Francisco World Spirits Competition Double Gold 2021 & 2022, Gold 2023

VODKA
San Francisco World Spirits Competition Double Gold 2022

RUM
John Barleycorn Awards Gold 2020

ABSINTHE
John Barleycorn Awards Gold 2020

SALAZAR BLANCO
San Francisco World Spirits Competition Silver 2024

And finally - whiskeys! Gate 11 will use some of the proceeds of this campaign to increase our production of bourbon, rye and single malt whiskeys and to curate a wider selection of sourced whiskeys for sale at our bar and bottle shop and for limited distribution release.


THOMAS YOUNG
DARK RYE WHISKEY
GATE ELEVEN
LARKIN BRIDGES
STRAIGHT BOURBON WHISKEY
GATE ELEVEN
ROSS McCLATCHEY
SINGLE MALT WHISKEY
GATE ELEVEN

11 TRACTION

DISTILLED AND BOTTLED IN CHATTANOOGA,TN

Customers love our spirits. You can find our spirits featured on menus in many top spots in Chattanooga and across the state. The market recognizes that we have unique and compelling offerings.

A FEW PLACES YOU'LL FIND US

STRATEGIC PARTNERS

11

THE TEAM

DISTILLED AND BOTTLED IN CHATTANOOGA,TN

How does a small distillery create so many awesome spirits and brands? Passion, talent and focus! Our spirits are a product of the chemical engineering wizardry of industry pro Bill Lee, the botanical and culinary expertise of his life and work partner, Wanda and the design and branding insights of market ace, Tavis Salazar.



Bill Lee

Founder and Master Distiller



Wanda Lee

Botanical Formulator and Distiller



Tavis Salazar

Creative Director and Brand Strategist

11

THE NUMBERS

DISTILLED AND BOTTLED IN CHATTANOOGA,TN

We have doubled (2X) distribution revenues over the past three years with minimal marketing expenditure. Now we are ready for substantial distribution growth.



Distribution Revenues
$100,000
$75,000
$50,000
$25,000
$0
2021
2022
2023
2024

We project increased revenues across our high margin revenue streams - tours, tastings, bottle shop and cocktail bar sales and dramatic growth with distribution and private label revenues over the next three years.


Revenues
Other Revenue
Distribution
$2,000,000
$1,500,000
$1,000,000
$500,000
$0
2021
2022
2023
2024
2025
2026
2027

Forward-looking projections are not guaranteed.

We plan to use these funds to support our marketing efforts in existing and new distribution territories and for additional production capacity.


Other Activations
5.0%
Influencers
10.0%
Venue enhance
10.0%
Distillery equip
18.3%
Sales staff
28.3%
Ads, promo, PR
16.7%
Marketing Assets
11.7%

6.9% of the total raise amount will be used to pay Wefunder fees.

Increase Distribution from 85 to 600-700 case per month by Improving Market Activation, Expanding Distribution Territory, Increasing Production Capacity

STRATEGIC GROWTH PLAN


CURRENT
2025
2026

We intend to sell the company within 3 to 5 years to an interested investor-operator group who is interested in keeping the Chattanooga location going. Alternatively, we could sell the company or one its major brands to a major spirits house e.g. the 2020 sale of Kentucky brandy distiller Copper & Kings to Constellation Brands or the 2022 sale of Texas whiskey distiller Balcones to Diageo. We anticipate either scenario to be done at a substantial premium to current valuation. Gate 11's diverse line-up means we will be ready for whatever spirit is trending at that time.


SALAZAR
BLANCO
GATE
ELEVEN
VODKA
GATE
ELEVEN
GIN
P

11

JOIN US!

DISTILLED AND BOTTLED IN CHATTANOOGA,TN

Why a community raise? We are local! The Lee's are both native Tennesseans whose careers took them to twelve different states. They returned to Bill's home area to build this distillery in the most Chattanooga of settings - The Choo Choo. In a world of corporate ownership, we want to grow Gate 11 Distillery with local community ownership. Please join us in this exciting journey.

